

December 10, 2018

Charles R. Eyler
Senior Vice President
Puma Biotechnology, Inc.
10880 Wilshire Boulevard
Suite 2150
Los Angeles, CA 90024

>   **Re: Puma Biotechnology, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2017**
>   **Filed March 9, 2018**
>   **File No. 001-35703**

Dear Mr. Eyler:

We have reviewed your December 3, 2018 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 60

1.   In your response to prior comment 2 you indicate that your external research and development costs include legal fees. Please tell us:
  - The nature of these legal fees;
  - The amount of legal fees included in research and development expenses in each of the last three fiscal years and the nine months ended September 30, 2018; and
  - How these legal fees meet the definition of either research or development in ASC 730-10-20 and your consideration of the guidance in ASC 730-10-55-2i.

You may contact SiSi Cheng at 202-551-5004 or Mark Brunhofer at 202-551-3638 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance